SERVICES AGREEMENT

This **Services Agreement** (the **"Agreement"**) is made on the 5th day of May 2022 (**"Execution Date"**), by and between

Gamestacy Inc., a company incorporated under the laws of Delaware with its registered office at 112, Capitol Trail, Suite A, Newark DE, 19711, (hereinafter referred to as the **"Company"** which expression shall, unless repugnant to the context or meaning thereof, be deemed to include its successors, agents, affiliates and permitted assigns);

AND

Gamestacy Entertainment Private Limited, a company incorporated under the laws of India with its registered office at 712, Mahagun Mastero, Sector 50, Noida, Uttar Pradesh - 201301 (hereinafter referred to as the **"Service Provider"** which expression shall, unless repugnant to the context or meaning thereof, be deemed to include its successors permitted assigns).

*(Service Provider and Company are hereinafter collectively referred to as "**Parties**" and individually referred to as a "**Party**" to this Agreement.)*

WHEREAS

A. Company is desirous of engaging Service Provider for rendering certain services in relation to product design & development, more particularly specified in **Schedule 1** ('**Services**'); and

B. Service Provider has represented to the Company that it has the requisite manpower, technology, and knowledge to provide the Services.

NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL PROMISES, COVENANTS, AND AGREEMENTS CONTAINED HEREIN, THE PARTIES HAVE AGREED AND DO AGREE AS FOLLOWS

1. DEFINITIONS

1.1. **"Affiliate"** shall mean with respect to any party, any third party directly or indirectly controlled, controlling by or under common control with such party wherein "control", "Controlled" or "Controlling" shall mean, with respect to any Party any circumstance in which such Party is controlled by, whether wholly or in part, by any third party by virtue of such third party controlling (i) the composition of the board of directors or managers or (ii) owning or controlling largest percentage of the outstanding voting securities or interests of such Party or (iii) the power to direct, administer, influence and dictate policies of the other or (iv) otherwise, where all the (i), (ii), and (iii) and as aforesaid is exercised either by the matter of fact or operation of law or under any contractual arrangement or otherwise.

1.2. "**Applicable Law**" shall mean any applicable legislative enactment or statutes, declaration, decree, ordinances, rules, and regulations, or any policy or directive of or by, any governmental authority or rulings of the courts, or any license, permit, or other authorization of governmental authority under such applicable laws and conditions of such license, permit, or other authorization, in each case as in effect from time to time.

1.3. "**Confidential Information**" shall mean certain confidential and proprietary information, including, without limitation, hardware and firmware drawings, design, concepts, circuitry, formulae, processes, technology, know-how, ideas, inventions (whether patentable or not), schematics, software programs, routines, subroutines, concept, ideas, datasheets, specifications, information relating to business partners and suppliers, production plans, designs, layouts, schedules, drawings, sales, cost and price analyses, evaluations, lists, manufacturing processes, marketing analyses and/or other technical, business, financial, customer and product-related data or information.

1.4. **"Data**" and/or "**Information**" *(the term which may be used interchangeably)* shall, have the meaning as defined in the local jurisdictional law as well as the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules of 2011 under the Information Technology Act of 2000 (hereinafter referred to as "IT Act & Rules of 2000").

1.5. **"Effective Date"** shall mean the 5th day of May 2022.

1.6. **"Intellectual Property Rights"** shall mean copyright rights (including rights in software), trademark rights, service marks, patent rights, design rights, rights in undisclosed or confidential information (such as know-how, trade secrets and inventions), moral rights, rights of publicity, authors' rights, contract and licensing rights, goodwill and all other intellectual property rights and any other proprietary rights as may exist now and/or hereafter

come into existence and all renewals and extensions thereof, regardless of whether such rights arise under the laws of any state, country or jurisdiction.

1.7. **"Statement of Work"** or **"SOW"** shall mean any deliverables and other items and materials described in a Statement of Work as deliverables of Services, including any developments, enhancements or modifications.

2. **SCOPE OF SERVICES**

2.1. During the term of this Agreement, the Service Provider shall provide to the Company, the Services as specified in **Schedule 1** and/or specified in the Statement of Work executed by the Parties, as and when required. Every SOW issued pursuant to this Agreement shall be mutually agreed upon between the Parties and shall be deemed to be a part of this Agreement and shall be governed by the terms and conditions of this Agreement.

2.2. The Company acknowledges that the Service Provider shall render the Services in cooperation with the Company's personnel. The Company shall furnish to the Service Provider such information including without limitation the following:

a) descriptions, specifications, manuals, materials, data and other information ("**Corporation Information**"),
b) technical assistance, resources and support, and
c) access to the Company's equipment, systems, and networks, as reasonably necessary or appropriate to perform the Services specified in the SOW.

The Company hereby grants to the Service Provider, a non-exclusive and royalty-free right and license to use the Corporation Information solely for the purpose of rendering the Services, without transfer of any source codes.

2.3. Based on the Corporation Information provided in the SOW and any other specifications contained therein, the Service Provider shall execute the required Services and shall provide the Company with the desired end results of such Services ("**Deliverables**"). The performance of the Services shall be in compliance with the standards prescribed by the Company from time to time and agreed by the Service Provider.

2.4. The Service Provider shall exercise due care and diligence customarily required by accepted professional practices while performing the Services under this Agreement. The Company reserves the right to review, comment, and request changes to the Services and Deliverables provided by the Service Provider.

2.5. Both Parties hereby agree to comply with all Applicable Laws. It is expressly agreed by the Parties hereto that the fulfilment of the Services and delivery of the Deliverables in accordance with this Agreement shall be subject to all applicable export-import controls imposed on the export and import of the Services provided, under the Applicable Laws of India and the Applicable Laws of United States of America.

3. FEES AND PAYMENT TERM

3.1. For the Services rendered by the Service Provider, the Company shall pay such service fees to the Service Provider as detailed in **Schedule 1** of this Agreement ("**Service Fee**").

3.2. The Service Provider shall be entitled for reimbursement of the costs of all reasonable and necessary pre-approved travel, lodging and miscellaneous expenses incurred by the Service Provider (**"Reimbursable Expenses"**) in providing the Services under this Agreement and the respective SOW upon submission of invoice. Such Reimbursable Expenses shall be reimbursed by the Company within 15 (fifteen) days of such submission by the Service Provider.

3.3. In the event of any additional services that are agreed to be provided by the Service Provider, the fees structure shall be added in **Schedule 1** of this Agreement, without any effect on the terms and conditions herein agreed, with the applicable period so specified/provided therein. Such addition shall be mutually signed by the authorized signatories of the Parties and duly stamped. The Company shall make payment of the additional fees and/or remit the same within 15 (fifteen) days of submission of the invoice without any deduction. Any delay in payment of the Service Fees and/or the additional fees shall attract an interest rate @ 15% per annum.

3.4. The Service Fees shall be exclusive of all applicable taxes and shall be borne by the Service Provider including the tax that is payable on account of any Service Fees being withheld and/or deducted. Any taxes that are incurred by the Company shall be borne by the Company itself.

3.5. In the event the Service Provider proposes to escalate the Service Fees with justifiable reasons, the same shall be agreed and accepted by the Company within 30 (thirty) days by way of written communication. The Parties may mutually arrive at such escalation upon mutual deliberation and record the same in writing.

3.6. Payment for invoices properly rendered shall be made in a format mutually agreed or duly agreed by the Company and will be due within 30 days from the date of receipt of a properly rendered invoice.

4. ARM'S LENGTH TRANSACTION

4.1. The Parties hereby recognize, stipulate and agree that each of the Party's actions and relationships with the other Party hereto, in respect of the relationships created or referenced by or in this Agreement, have been and constitute arm's-length commercial transactions and that such actions and relationships shall at all times in the future continue to constitute arm's-length commercial transactions in accordance with the tax laws of the applicable jurisdiction, and shall be adoptive of such prescribed and most appropriate methods under such Applicable Law.

4.2. Each Party hereto is acting solely as a principal/independent contractor and that no Party shall, at any time act, be obligated to act, or otherwise be construed or interpreted as acting as or being the agent, attorney, partner, employee or fiduciary of the other Party. Each Party hereby agrees and acknowledges that it is capable of evaluating and understanding and does understand and accept the terms, risks and conditions of the transactions contemplated by this Agreement.

4.3. The consideration payable under the terms of this Agreement shall be reviewed periodically to ensure that the transactions contemplated by this Agreement remain "arm's-length" transactions given all of the circumstances then prevailing. If either Party believes that the Agreement is no longer reflective of an "arm's length" relationship, such Party shall notify the other Party and the Parties shall review the consideration within a reasonable time thereafter. If, based on that review, the Parties agree to change the consideration, such change will be effective as of a mutually agreed upon date.

5. TERM AND TERMINATION

5.1. This Agreement shall be deemed to have commenced on the Effective Date and shall continue until terminated by either Party as provided below ("**Term**"). In the event that the SOW provides for a different term, such term shall apply for a period of time required for the execution of that specific SOW only.

5.2. Either Party shall have the option to terminate this Agreement by mutual consent by providing at least thirty (30) days' prior written notice of its intent to terminate the Agreement.

5.3. In the event of failure in performance in providing Services under this Agreement by the Service Provider, the Company may serve a written notice for curing of such non-performance within thirty (30) days of receiving a notice.

5.4. In the event of failure in payment of Service Fees by the Company, Service Provider may serve a written notice for payment within thirty (30) days of receiving a notice.

5.5. This Agreement may be terminated immediately in the event of the other Party becoming insolvent or bankrupt.

5.6. Upon termination of this Agreement, the Company shall immediately pay to the Service Provider all outstanding invoices and all amounts due and payable in respect of the Services performed and/or costs incurred for the purposes of any project under this Agreement till the date of termination.

5.7. The Parties shall have no further obligation to each other hereunder, provided, however, that the Service Provider shall be responsible for completing any outstanding SOW or any request of the Company accepted by the Service Provider in writing.

5.8. The terms of this Agreement shall survive such termination with respect to any such incomplete SOW.

6. NON-DISCLOSURE, DATA PROTECTION AND PRIVACY

6.1. During the Term of this Agreement, each of the Parties (**"Receiving Party"**) may have access to the Confidential Information of the other Party (**"Disclosing Party"**). The "Confidential Information" with respect to the Disclosing Party shall include all information or material that: (i) is either (a) marked "Confidential," "Restricted," "Proprietary," or with some other, similar, marking, (b) known by the Parties to be considered confidential and proprietary, or (c) from all the relevant circumstances should reasonably be assumed (1) to be confidential and proprietary; (2) to give the Disclosing Party a competitive business advantage; or (3) to be detrimental to the interests of the Disclosing Party if disclosed to any third party; and (ii) any other unpublished sensitive business information. Confidential Information, however, does not include residual knowledge gained by the Service Provider and its personnel and agents during the normal course of the performance of Services under this Agreement. The term "Residual" means, except for Confidential Information, any information retained in the unaided memories of the Service Provider's employees who have had access to the Company's Confidential Information pursuant to the terms of this Agreement.

6.2. The Receiving Party agrees and undertakes that during the Term of this Agreement and for a period of twelve (12) months thereafter it shall protect the Confidential Information of the Disclosing Party, including without limitation, information relating to the technology, the business sales, marketing or technical operations of the other Party, using not less than the standard of care with which it treats its own Confidential Information but in no event less than reasonable care. The Receiving Party shall ensure that the Confidential Information of the Disclosing Party is stored and handled in such a way as to prevent unauthorised disclosure.

6.3. The Receiving Party shall only make use of the Disclosing Party's Confidential Information to the extent required to fulfil its obligations under this Agreement and shall only disclose such Confidential Information to its and its related companies' employees, officers, agents, sub-contractors, bankers, potential investors and/or consultants (hereinafter collectively referred to as "**Recipients**") on a need-to-know basis. The Receiving Party shall ensure that its respective Recipients observe the confidentiality requirements under this Section and sign non-disclosure agreements with provisions at least as protective of the Disclosing Party's Confidential Information as in this Agreement.

6.4. No Party shall disclose the Confidential Information of another Party to a third party, without such other Party's written permission. The foregoing obligations shall not apply, however, to any part of the Confidential Information which:

(a) was already in the public domain or becomes so through no fault of the Party receiving the Confidential Information (hereinafter referred to as "Receiving Party");
(b) is independently developed by the Receiving Party;
(c) is approved for release by prior written authorization by the Party disclosing the Confidential Information;
(d) is required by law to be disclosed, whereupon the Party required to disclose the Confidential Information shall:
   i. notify the other Party of such actual or anticipated requirement;
   ii. take all reasonable measures to oppose or restrict such disclosure, or to make such disclosure on terms which shall preserve as far as possible the confidentiality of the information;
   iii. take all such steps as will permit the other Party to have a reasonable opportunity to oppose or to restrict such disclosure by lawful means; and
   iv. endeavour to ensure that the Confidential Information is treated as disclosed in confidence.

6.5. This Section shall survive after the termination of this Agreement.

6.6. The Service Provider shall share the Data strictly on "Need to Know" and "Need to Have" basis, only for the limited purposes set out in this Agreement. Upon the purpose for the using the Data being completed, the Parties shall purge such Data and promptly intimate the opposite Party providing confirmation of the same.

6.7. The Service Provider shall not, (a) share the any Data with any third party, and/or (b) outsource any activity to any vendor or service provider, without express prior written permission of the Company.

7. INTELLECTUAL PROPERTY RIGHTS

7.1. The Company represents and warrants that it owns all right, title and interest, or possesses sufficient license rights, in and to the Corporation Information as may be necessary to authorize the use thereof contemplated by this Agreement. Further except for the limited rights and licenses expressly granted to the Service Provider over the Corporation Information, for performance of Services hereunder, no other license is granted including transfer of source code, no other use is permitted, and the Company shall retain all right, title and interest in and to all the Corporation Information (including all Intellectual Property Rights therein).

7.2. The Company has paid for the Services and work product produced by the employees of the Service Provider according to the terms of the corresponding SOW and such works shall be deemed to be "work made for hire" and all Intellectual Property on such work product shall belong solely and exclusively to the Company. To the extent that the work product or any part thereof is not considered "work made for hire" under the Applicable Law in any jurisdiction, the Service Provider irrevocably assigns to the Company all rights, title and interests worldwide in and to the work product and all applicable Intellectual Property Rights related to the work product, including without limitation, all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask work rights; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in an invention of every kind and nature; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses (a) through (e) of this provision.

8. INDEMNITY AND LIMITATION OF LIABILITY

8.1. The Service Provider, at its own expense, shall indemnify, defend and hold harmless the Company, its directors, officers, employees, and agents, against any claims based on an allegation that the work product delivered by the Service Provider and, or that the use by, or

sale, lease, or license to the Company of any materials or tools that are solely developed by the Service Provider and delivered or to be delivered under this Agreement (excluding any third party tools), infringes any patent, copyright or other proprietary rights of a third party.

8.2. If use of any software, object codes, documentation, equipment or other materials solely developed by the Service Provider in the performance of this Agreement, is enjoined as a result of a suit based on any claim of infringement of a patent, copyright or other proprietary right, the Service Provider shall promptly, at its option, but in no event later than thirty (30) days after the Company's use of any materials is so enjoined, either:

a) negotiate a license or other agreement with the claimant so that the materials are no longer subject to such injunction;
b) modify such materials so that they become non-infringing, provided such modification can be accomplished without materially affecting the performance of the materials (which modification shall further be subject to the prior written approval of the Company);
c) replace the infringing material with an equivalent non-infringing material of equal performance, characteristic and quality, subject to the prior approval of the Company; or
d) if (a), (b), and (c) are impossible or commercially impracticable, refund the Service Fee paid by the Company for the materials so enjoined and the Service Provider shall have no further liability hereunder.

8.3. The Service Provider shall not be held liable for any claim arising due to any alteration, change or addition to the work product made by the Company or any third party. Further, the Service Provider shall also not be liable for the malfunction of any code, third party software or hardware, utilities, application and tools supplied or approved (as initial materials) by the Company for the performance of the Services.

8.4. The Company shall fully indemnify the Service Provider from any claims, losses, or damages arising due to delay or non-payment of Service Fee to the Service Provider or license fees, usage fees, or royalties to applicable third-parties (other proprietors or patent/copyright holders of any initial materials approved or supplied by the Company and used by the Service Provider for performing the Services in furtherance to this Agreement) or taxes and fees to competent governing and statutory bodies. In the event of an injunction resulting from any of the above, the Company shall promptly, but in no event later than thirty (30) days after the Service Provider's use of any such materials, either:

a) negotiate a license or other agreement with the claimant so that the materials are no longer subject to such injunction;
b) modify such materials so that they become non-infringing;

c) replace the infringing material with an equivalent non-infringing material; or (iv) if (a), (b), and (c) are impossible or commercially impracticable, the Service Provider shall be released from its obligations to complete the Services.

8.5. The Company shall indemnify and hold harmless the Service Provider, its officers, directors, employees, from any and all claims, losses, liabilities, damages, expenses and costs (including attorneys' fees and court costs) which result from the combination of the work product with any hardware, software, data, or other materials not provided by the Service Provider, where such infringement would not have occurred but for such combination. The Service Provider shall promptly notify the Company in writing after the Service Provider's receipt of notification of any potential claim and any actual claims. The Service Provider shall provide the Company, at the Company's request and expense, with reasonable assistance, information and authority necessary to perform the Company's obligations under this Section.

8.6. **Limitation of Liability:** The maximum aggregate amount of monetary damages for which either Party may be liable to the other under this Agreement, resulting from any cause whatsoever, shall be limited to the lesser of (i) either Party's actual damages, or (ii) the sum of all amounts paid to the Service Provider by the Company pursuant to the applicable piece of work or SOW related to which the dispute has arisen. Notwithstanding anything contained in this Agreement, in no event shall either Party be liable to the other, for any indirect, punitive, special, incidental or consequential damages, including but not limited to, loss of income, profits or savings (whether under contract, strict liability, or tort, including negligence) arising out of or in connection with this Agreement.

8.7. The provisions of this Section 8 shall survive any termination of this Agreement.

9. GOVERNING LAW; JURISDICTION AND DISPUTE RESOLUTION

The Agreement shall be governed by and construed in accordance with the laws of the United States of America. Parties agree to the exclusive jurisdiction of the Courts at the State of Delaware to resolve any disputes under this Agreement.

10. MISCELLANEOUS

10.1. **Non-Solicitation**: Each of the Parties covenants and agrees that, during the subsistence of this Agreement and for a period of twelve (12) months thereafter, it shall not, directly or indirectly, induce or attempt to induce any employee, agent or consultant of the other Party to terminate his or her employment or engagement without the prior written consent of the other Party. Nor will either Party, without the prior consent of the other, offer employment

to, or hire for any assignment, job or work, permanently or temporarily, directly or through any other person or entity, an employee, agent or consultant of the other or any former employee, agent or consultant of the other during the twelve (12) month period immediately following the termination of such former employee's, agents or consultant's employment or engagement.

10.2. **Force Majeure**: Neither Party shall be liable for any failure or delay in its performance under this Agreement due to any cause beyond its reasonable control, including acts of war, acts of God, earthquake, flood, pandemic, epidemic, embargo, riot, sabotage, labour shortage or dispute, governmental act, provided that the affected Party: (a) gives the other Party prompt notice of such cause, and (b) uses its reasonable commercial efforts to promptly correct such failure or delay in performance. If the force majeure event continues for a period of more than thirty (30) consecutive calendar days, then the non-affected Party shall have the option to terminate this Agreement forthwith by giving to the other a written notice of termination.

10.3. **Assignment**: Except as otherwise provided in this Agreement the rights and obligations of the Parties hereunder shall not be assigned without the prior written consent of the other Party. Notwithstanding the foregoing, either Party may assign this Agreement or any rights, duties or obligations hereunder to its Affiliates; provided, however, that the Party making the assignment shall notify the other Party within thirty (30) days from the date of such assignment.

10.4. **Independent Contractor Relationship**: The relationship of the Parties hereunder is that of independent contractors only. Nothing in this Agreement shall not be construed so as to constitute the Parties as partners or joint ventures, or either Party hereto as the employee or agent of the other Party hereto, or in any other manner other than as independent contractors. Neither Party shall have the authority to bind the other Party to any act or obligation without the prior written consent of such other Party.

10.5. **Severability**: Should any of the provisions of this Agreement be found invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of the Agreement, all of which shall remain enforceable in accordance with their terms.

10.6. **Entire Agreement**: This Agreement (including any SOW's) constitutes the entire agreement between the Parties relating to the subject matter herein and all prior proposals, discussions, and writings by and between the Parties and relating to the subject matter herein are hereby superseded. In the event of any conflict or inconsistency in the definition or interpretation of any term or provision set forth in the body of this Agreement or SOW, such conflict or inconsistency shall be resolved by giving precedence first to the body of this Agreement and

then to the relevant Statement of Work. Each Party agrees to cooperate fully with the other Party and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by the other Party, to better evidence and reflect the transactions contemplated hereby, and to carry into effect the intent and purposes of this Agreement. Any amendment or modification of this Agreement and/or a SOW shall be effective only when set forth in writing and signed by the authorized representatives of both Parties.

10.7. **Survival**: Section 6, Section 7, Section 8, Section 9 and Section 10 shall survive even after termination of this Agreement.

10.8. **Waiver**: No waiver shall be valid against any Party hereto unless made in writing and signed by the Party against whom enforcement of such waiver is sought and then only to the extent expressly specified therein.

10.9. **Notices**: All notices required or permitted to be given hereunder shall be in writing, shall make reference to this Agreement, and shall be delivered by hand, or dispatched by registered or certified airmail, postage prepaid, or by email addressed as follows:

To Service Provider:

DocuSigned by:
Sanjay Kumar
CD73E0C2E1D6439...

Attention: Sanjay Kumar

Email: sanjay.kumar@gamestacy.com

To the Company:

DocuSigned by:
Danish Sinha
9FAF959C152F445...

Attention: Danish Sinha

Email: danishsinha@gamestacy.com

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto execute this Agreement through their authorized representatives in acceptance of the terms contained herein.

Company		**Service Provider:**	
Sign	: DocuSigned by: Danish Sinha 9FAF959C152F445...	Sign	: DocuSigned by: Sanjay Kumar CD73E0C2E1D6439...
Name	:Danish Sinha	Name	: Sanjay Kumar
Designation	: Director	Designation	: Director
Date	: 5/5/2022	Date	: 5/5/2022

SCHEDULE 1

SERVICES

Service Area	Cost Per Month	Remarks
Product Development	As per the monthly invoice raised by the Service Provider	The cost per month shall not be more than $ 25,000. If for any month the cost of service per month is going to be more than $25,000 then prior permission of the Company will be required.
Staff Augmentation	As per the monthly invoice raised by the Service Provider	The cost per day per resource shall not be more than $ 300.